_______________________________________________________________________________

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of February 2002

_______________________________________________________________________________


                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

_______________________________________________________________________________

                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F  X                               Form 40-F ______
                -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes _____                                  No   X
                                                       -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

_______________________________________________________________________________

                                 CELESTICA INC.
                                    FORM 6-K
                             MONTH OF FEBRUARY 2002


Filed with this Form 6-K is the following:

- Press Release, dated January 31, 2002, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.'s fourth quarter 2001 consolidated financial information.


EXHIBITS

99.1  - Press Release, dated January 31, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                 CELESTICA INC.



Date:  February 4, 2002          By:      /s/ Elizabeth DelBianco
                                    -----------------------------------
                                    Name:  Elizabeth DelBianco
                                    Title: Vice President & General Counsel

                                  EXHIBIT INDEX

Exhibit 99.1               Press Release, dated January 31, 2002